Filed by Qell Acquisition Corp.
Pursuant to Rule 425 under the Securities
Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Lilium B.V.
Commission File No. 001-39571

Chairman of Azul Brazilian Airlines David Neeleman to join Lilium Board following business combination with Qell

MUNICH AND SAN FRANCISCO, [1 September 2021]: Lilium GmbH (“Lilium”), positioned to be a global leader in regional electric air mobility, announced the expected appointment of David Neeleman to the Board of Directors of Lilium N.V. to be effective upon completion of Lilium’s business combination with Qell Acquisition Corp (“Qell”) (NASDAQ: QELL).

With nearly 30 years of experience in commercial aviation and as the founder of five airlines, including JetBlue Airways and Azul Brazilian Airlines, David Neeleman brings significant expertise in building and scaling a mobility business across new markets. David currently serves as Chairman of Azul, which recently entered a strategic alliance with Lilium to transform high-speed regional transportation in Brazil.

Daniel Wiegand, Co-Founder and CEO of Lilium said: “I’m delighted to welcome David to the future Board of Directors of Lilium N.V. His decades of senior leadership experience in aviation and entrepreneurship will be integral to our Board as we prepare to launch our service in markets across the world.”

David Neeleman said: “As a serial entrepreneur who has spent decades working in the aviation industry and watching it grapple with the challenge of sustainability, it’s clear to me that Lilium has the right team, technology, and vision to fundamentally transform how we travel. I’m excited to join this accomplished team of Board members and help build a new kind of network and service powered by electric flight.”

David joins other recently announced appointees to the post-combination Board, which is expected to be chaired by former Airbus CEO Thomas Enders and include Gabrielle Toledano, Chief Operating Officer at Keystone Strategy LLC, and Henri Courpron, Founder and Chairman of Plane View Partners, LLC and former CEO of International Lease Finance Corporation and Airbus North America.

About Lilium:

Lilium’s vision is to create a sustainable and accessible mode of high-speed, regional transportation. Using the 7-Seater Lilium Jet, an electric vertical take-off and landing jet, offering leading capacity, low noise and high performance, Lilium is building a transport network and service for people and goods. Working with aerospace, technology and infrastructure leaders, commercial operations are projected to launch in 2024. Lilium’s 650+ strong team includes approximately 400 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

On March 30, 2021, Lilium and Qell Acquisition Corp. (“Qell”; NASDAQ: QELL.U, QELL and QELL.WS), a publicly traded special purpose acquisition company with a strategic focus on the next-generation mobility, transportation and sustainable industrial technology sectors, announced they entered into a business combination agreement. Upon the closing of the transaction, which remains subject to customary closing conditions, the combined company's shares of Class A common stock and redeemable warrants are expected to be listed on The Nasdaq Stock Market LLC under the ticker symbols "LILM" and "LILMW", respectively.

Contact Information for Media:

Meredith Bell, Lilium

+41 79 432 57 79

meredith.bell@lilium.com

press@lilium.com

Contact Information for Investor Relations:

Björn Scheib, Lilium

+49 176 417 57 335

Bjoern.scheib@lilium.com

Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding the proposed commercial deal and strategic alliance with Azul, Lilium’s, Qell’s and Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium, Qell and Lilium N.V. (collectively, the “Lilium Group”) intend to operate and the anticipated timing of the commercialization and launch of the Lilium Group’s business, and comparable statements regarding Azul and its business model, proposed business and future plans, in both cases including any statements relating to the intended operation and anticipated timing of the potential commercial arrangements between the Lilium Group and Azul and the prospective launch of the possible eVTOL network in Brazil, as well as the appointment of Lilium N.V.’s directors. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group and Azul both operate and will continue to operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements, including any statements regarding whether any strategic alliance between the Lilium Group and Azul will be effected, the number or price of Lilium jets to be acquired (or if any such Lilium jets will be acquired at all) by Azul, the price to be paid therefor and the timing of launch or manner in which any proposed eVTOL network will operate in Brazil, if at all. Actual events or results may differ materially from those contained in the projections or forward-looking statements.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to, the following risks: (i) the business combination with Qell may not be completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; (ii) the business combination may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties’ failure to satisfy the conditions to the consummation of the business combination, such as Qell’s shareholders or Lilium’s shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell’s public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the impact of COVID-19 on Lilium’s business or Azul’s or the business combination between Lillium and Qell; (v) the Lilium Group and/or Azul’s ability to implement their respective business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities including, with respect to the Lilium Group, after the completion of the proposed business combination with Qell; (vi) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so, including any delays in the Lilium Group’s ability to launch its service on the timeline and at the locations anticipated or at all; (vii) the Lilium Group’s inability to secure or protect its intellectual property; (viii) the effect of the announcement or pendency of the proposed business combination on Lilium Group’s business relationships, performance and operations generally; (ix) the number of holders that elect to redeem their shares in connection with the closing of the Business Combination (x) the outcome of any legal proceedings that may be instituted against Qell or the Lilium Group related to the proposed business combination; (xi) that any anticipated plans may be impacted by any developments in Brazil, the Brazilian airline industry or in the development of international, regional or local aircraft technology in Brazil, including as it relates to aircraft to be used for any proposed eVTOL network in Brazil and general developments with respect to Azul’s business focus and current and future plans; (xii) Lilium and Azul may fail to agree upon commercial terms for their arrangement or fail to finalize and enter into definitive documentation relating to the anticipated commercial transaction and strategic alliance; (xiii) that the final terms of any commercial transaction and strategic alliance with Azul may differ, including materially, from the terms currently anticipated; (xiv) the revenue derived from the planned Brazilian network may be less than currently anticipated; and (xv) any failure of the Lilium Group or Azul to obtain the necessary regulatory approvals to operate any possible network in Brazil on the timeline and at the locations anticipated or at all. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and neither the Lilium Group nor Azul assumes any obligation to, and neither the Lilium Group nor Azul intends to update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise. A further list and description of risks, uncertainties and other matters with respect to the Lilium Group can be found in the Registration Statement (as defined below), including those risks outlined in “Risk Factors,” and in subsequent U.S. Securities and Exchange Commission (“SEC”) filings by the Lilium Group and, with respect to Azul, can be found in the filings from time to time made by it with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2020 and its periodic reports on Forms 6-K, all of which are available at www.sec.gov. All forward-looking statements attributable to the Lilium Group, Azul or any person acting on behalf of any of the foregoing are expressly qualified in their entirety by this cautionary statement.

Important Information About the Business Combination and Where to Find It

A full description of the terms of the business combination is provided in the registration statement filed with the SEC by Lilium B.V. (as amended from time to time, “Registration Statement”), which will later be converted into a Netherlands public limited liability company (naamloze vennootschap) (“Lilium N.V.”) that includes a prospectus with respect to Lilium N.V.’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Qell to vote on the business combination. The Registration Statement was declared effective by the SEC on August 9, 2021 and the definitive proxy statement/prospectus has been mailed to Qell’s shareholders. Qell urges its investors, shareholders and other interested persons to read the proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents contain important information about Qell, Lilium and the business combination, including, among other things, the reasons for Qell’s Board of Directors’ unanimous recommendation that shareholders vote “FOR” the business combination and the other shareholder proposals set forth therein as well as the background of the process that led to the business combination. Shareholders are able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge by directing a request to: Qell, info@qellspac.com. These documents will also be made available on Qell’s website. The proxy statement/prospectus included in the Registration Statement may also be obtained, without charge, on the SEC’s website (www.sec.gov).

Participants in the Solicitation Process

Qell, Lilium, Lilium N.V. and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Qell’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Qell has been filed in the Registration Statement, which includes the proxy statement/prospectus, for the proposed business combination and is available, without charge, at www.sec.gov.